FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month June, 2023

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

OTHER NEWS

Subject: Outcome of Board Meeting held on June 29, 2023

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

In addition to the decision taken by the Board of Directors of ICICI Bank Limited (“the Bank”) on the Scheme of Arrangement with ICICI Securities Limited which has been disclosed separately, the Board of the Bank, at its Meeting held today, also approved the following:

(i)	The Twenty-Ninth Annual General Meeting (“AGM”) of the Members of the Bank will be held on Wednesday, August 30, 2023 at 2:00 p.m. IST through Video Conferencing/Other Audio Visual Means (VC/OAVM) facility. The Notice of the AGM and Annual Report 2022-23 will be sent only through electronic mode to those Members whose email addresses are registered with the Bank/Depository Participant(s) in due course. The Notice of the AGM and Annual Report 2022-23 will be made available on the website of the Bank and will be submitted to the Stock Exchanges in due course.

(ii)	August 9, 2023 has been fixed as the Record Date for determining the names of Members eligible for dividend on equity shares, if declared at the AGM.

(iii)	Appointment of M/s. Alwyn Jay & Co., Company Secretaries (Firm Registration No. P2010MH021500) as the Secretarial Auditor of the Bank for the financial year ending March 31, 2024.

Disclosure of information pursuant to Regulation 30 of the Listing Regulations, read with SEBI circular dated September 9, 2015 is attached as 'Annexure'.

Please take the above information on record.

Annexure

Disclosure of information pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI circular dated September 9, 2015

Reason for change viz., appointment, resignation, removal, death or otherwise	M/s. Alwyn Jay & Co., Company Secretaries has been appointed as secretarial auditor for FY2024. The Bank has considered rotation in the secretarial auditor from good governance perspective.
Date of appointment/ cessation (as applicable) & terms of appointment

June 29, 2023

M/s. Alwyn Jay & Co., Company Secretaries have been appointed as the Secretarial Auditor of the Bank for FY2024 and for issuance of Annual Secretarial Compliance Report and other certificates for FY2024.

Brief profile (in case of appointment)	M/s. Alwyn Jay & Co., is a firm of Practicing Company Secretaries (“the Firm”) registered with the Institute of Company Secretaries of India and has extensive experience in handing secretarial audit of various banks. The Firm provides professional services in the field of corporate laws, FEMA, commercial laws, contract laws and labour laws. It also advises clients on extensive range of matters including finance, taxation, joint ventures, foreign collaborations and transfer pricing guidelines.
Disclosure of relationships between directors (in case of appointment of a director)	Not applicable

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	June 29, 2023	By:		/s/ Vivek Ranjan
			Name:	Vivek Ranjan
			Title:	Assistant General Manager